SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July 2007

Commission File Number 000-31062

Oncolytics Biotech Inc.

(Translation of registrant’s name into English)

Suite 210, 1167 Kensington Crescent NW
Calgary, Alberta, Canada T2N 1X7

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82 -

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Oncolytics Biotech Inc. (Registrant)

Date: July 27, 2007	By:	/s/ Doug Ball Doug Ball Chief Financial Officer

210, 1167 Kensington Crescent N.W. Calgary, Alberta Canada T2N 1X7

FOR IMMEDIATE RELEASE
Oncolytics Biotech Inc. Announces 2007 Second Quarter Results
CALGARY, AB, -— July 27, 2007 - Oncolytics Biotech Inc. (“Oncolytics”) (TSX:ONC, NASDAQ:ONCY) today announced its financial results and highlights for the three and six-month periods ended June 30, 2007.
Second Quarter Highlights
•	Announced positive results from a U.S. Phase I systemic administration trial for patients with advanced cancers;

•	Commenced patient enrolment in a multi-centre, U.S. Phase II sarcoma trial;

•	Commenced patient enrolment in two, multi-centre combination REOLYSIN® and chemotherapy trials in the U.K.;

•	Announced that the U.S. National Cancer Institute had filed a protocol with the U.S. Food and Drug Administration (FDA) for a Phase II clinical trial for patients with metastatic melanoma;

•	Successfully completed initial scale up of the REOLYSIN® manufacturing process to 40-litre batch size;

•	Secured two additional U.S. patents and an additional Canadian patent;

•	Presented encouraging preclinical work at the American Association for Cancer Research Annual Meeting showing both in vitro and in vivo synergy using the combination of REOLYSIN® and gemcitabine; and

•	In July, commenced patient enrolment in a multi-centre combination REOLYSIN® and docetaxel trial in the U.K.
“We have entered an exciting phase of development for the Company this year, and particularly in the second quarter,” said Dr. Brad Thompson, President and CEO of Oncolytics. “We are now conducting multi-centre Phase II trials in both the U.S. and the U.K., and are executing our clinical trial strategy for REOLYSIN® by expanding the scope and pace of development. We look forward to reporting the results of these and other ongoing trials in the quarters ahead.”

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
This discussion and analysis should be read in conjunction with the unaudited financial statements of Oncolytics Biotech Inc. as at and for the three and six months ended June 30, 2007 and 2006, and should also be read in conjunction with the audited financial statements and Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) contained in our annual report for the year ended December 31, 2006. The financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).
FORWARD-LOOKING STATEMENTS
The following discussion contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements, including our belief as to the potential of REOLYSIN® as a cancer therapeutic and our expectations as to the success of our research and development and manufacturing programs in 2007 and beyond, future financial position, business strategy and plans for future operations, and statements that are not historical facts, involve known and unknown risks and uncertainties, which could cause our actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the need for and availability of funds and resources to pursue research and development projects, the efficacy of REOLYSIN® as a cancer treatment, the success and timely completion of clinical studies and trials, our ability to successfully commercialize REOLYSIN®, uncertainties related to the research, development and manufacturing of pharmaceuticals, uncertainties related to competition, changes in technology, the regulatory process and general changes to the economic environment. Investors should consult our quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Forward-looking statements are based on assumptions, projections, estimates and expectations of management at the time such forward-looking statements are made, and such assumptions, projections, estimates and/or expectations could change or prove to be incorrect or inaccurate. Investors are cautioned against placing undue reliance on forward-looking statements. We do not undertake to update these forward-looking statements.
OVERVIEW
Oncolytics Biotech Inc. is a Development Stage Company
Since our inception in April of 1998, Oncolytics Biotech Inc. has been a development stage company and we have focused our research and development efforts on the development of REOLYSIN®, our potential cancer therapeutic. We have not been profitable since our inception and expect to continue to incur substantial losses as we continue research and development efforts. We do not expect to generate significant revenues until, if and when, our cancer product becomes commercially viable.
General Risk Factors
Prospects for biotechnology companies in the research and development stage should generally be regarded as speculative. It is not possible to predict, based upon studies in animals, or early studies in humans, whether a new therapeutic will ultimately prove to be safe and effective in humans, or whether necessary and sufficient data can be developed through the clinical trial process to support a successful product application and approval.
If a product is approved for sale, product manufacturing at a commercial scale and significant sales to end users at a commercially reasonable price may not be successful. There can be no assurance that we will generate adequate funds to continue development, or will ever achieve significant revenues or profitable operations. Many factors (e.g. competition, patent protection, appropriate regulatory approvals) can influence the revenue and product profitability potential.

In developing a pharmaceutical product, we rely upon our employees, contractors, consultants and collaborators and other third party relationships, including our ability to obtain appropriate product liability insurance. There can be no assurance that these reliances and relationships will continue as required.
In addition to developmental and operational considerations, market prices for securities of biotechnology companies generally are volatile, and may or may not move in a manner consistent with the progress being made by Oncolytics.
See also “RISK Factors Affecting Future Performance” in our 2006 MD&A.
REOLYSIN® Development Update for the Second Quarter of 2007
We continue to develop our lead product REOLYSIN® as a potential cancer therapy. Our goal each year is to advance REOLYSIN® through the various steps and stages of development required for potential pharmaceutical products. In order to achieve this goal, we actively manage the development of our clinical trial program, our pre-clinical and collaborative programs, our manufacturing process and supply, and our intellectual property.
Clinical Trial Program
In the second quarter of 2007, we announced positive clinical data from our U.S. Phase I REOLYSIN® systemic administration clinical trial. As well, we expanded our clinical trial program to include eight clinical trials of which seven are being conducted by us and one is being sponsored by the U.S. National Cancer Institute (“NCI”).
Clinical Trial Results
In the second quarter of 2007, we announced positive results from our U.S. Phase I clinical trial examining the systemic administration of REOLYSIN® in patients with advanced cancers. The results indicated that REOLYSIN® can be delivered systemically to patients with advanced and metastatic cancers and cause anti-tumour activity.
A total of 18 patients were treated in the escalating dosage trial to a maximum daily dose of 3x1010 TCID50 in a one-hour infusion. Of the 18 patients treated, eight demonstrated stable disease or better, as measured by RECIST (“Response Evaluation Criteria in Solid Tumours”) including a patient with progressive breast cancer who experienced a 34% shrinkage in tumour volume.
The trial was originally designed to demonstrate the safety of a single, one-hour infusion of REOLYSIN®. During the treatment of the 4th cohort of patients, we applied for and were granted approval to allow subsequent patients to receive repeat monthly treatments of REOLYSIN®. Of the patients eligible for retreatment, three patients received a range of two to seven one-hour infusions of REOLYSIN®. Toxicities possibly related to REOLYSIN® treatment in this trial were generally mild (grade 1 or 2) and included chills, fever and fatigue.
The primary objective of this trial was to determine the Maximum Tolerated Dose (“MTD”), Dose-Limiting Toxicity (“DLT”), and safety profile of REOLYSIN® when administered systemically to patients. A secondary objective was to examine any evidence of anti-tumour activity. Eligible patients included those who had been diagnosed with advanced or metastatic solid tumours that are refractory (“have not responded”) to standard therapy or for which no curative standard therapy exists.
Clinical Trials – Actively Enrolling
During the second quarter of 2007, we continued to enroll patients in our Phase II and Phase Ib combination REOLYSIN®/radiation clinical trials in the U.K. and in our Phase I/II recurrent malignant glioma clinical trial in the U.S. As well, we commenced enrollment in the following studies:
U.S. Phase II Sarcoma Clinical Trial

During the second quarter of 2007, we received approval to commence and initiated patient enrollment in our U.S. Phase II trial to evaluate the intravenous administration of REOLYSIN® in patients with various sarcomas that have metastasized to the lung. Patients are being enrolled at the Montefiore Medical Center/Albert Einstein College of Medicine in the Bronx, New York, the University of Michigan Comprehensive Cancer Center in Ann Arbor, and the Cancer Therapy and Research Center, Institute for Drug Development in San Antonio, Texas.
This trial is a Phase II, open-label, single agent study whose primary objective is to measure tumour responses and duration of response, and to describe any evidence of antitumour activity of intravenous, multiple dose REOLYSIN® in patients with bone and soft tissue sarcomas metastatic to the lung. REOLYSIN® will be given intravenously to patients at a dose of 3x1010 TCID50 for five consecutive days. Patients may receive additional five-day cycles of therapy every four weeks for a maximum of eight cycles.
Up to 52 patients will be enrolled in the study. Eligible patients must have a bone or soft tissue sarcoma metastatic to the lung deemed by their physician to be unresponsive to or untreatable by standard therapies.
U.K. Combination REOLYSIN® Paclitaxel and Carboplatin Clinical Trial
In the second quarter of 2007, we commenced patient enrolment in our U.K. clinical trial to evaluate the anti-tumour effects of systemic administration of REOLYSIN® in combination with paclitaxel and carboplatin in patients with advanced cancers including head and neck, melanoma, lung and ovarian.
This trial has two components. The first is an open-label, dose-escalating, non-randomized study of REOLYSIN® given intravenously with paclitaxel and carboplatin every three weeks. Standard dosages of paclitaxel and carboplatin will be delivered with escalating dosages of REOLYSIN® intravenously. A maximum of three cohorts will be enrolled in the REOLYSIN® dose escalation portion. The second component of the trial will immediately follow and will include the enrolment of a further 12 patients at the maximum dosage of REOLYSIN® in combination with a standard dosage of paclitaxel and carboplatin.
Eligible patients include those who have been diagnosed with advanced or metastatic solid tumours such as head and neck, melanoma, lung and ovarian cancers that are refractory to standard therapy or for which no curative standard therapy exists. The primary objective of the trial is to determine the MTD, DLT, recommended dose and dosing schedule and safety profile of REOLYSIN® when administered in combination with paclitaxel and carboplatin. Secondary objectives include the evaluation of immune response to the drug combination, the body’s response to the drug combination compared to chemotherapy alone and any evidence of anti-tumour activity.
U.K. Combination REOLYSIN® Gemcitabine Clinical Trial
In the second quarter of 2007, we commenced patient enrolment in our U.K. clinical trial to evaluate the anti-tumour effects of systemic administration of REOLYSIN® in combination with gemcitabine (Gemzar®) in patients with advanced cancers including pancreatic, lung and ovarian. The combination of reovirus and gemcitabine has been shown in preclinical studies to be more effective than gemcitabine or reovirus alone at killing certain cancer cell lines.
This trial has two components. The first is an open-label, dose-escalating, non-randomized study of REOLYSIN® given intravenously with gemcitabine every three weeks. A standard dosage of gemcitabine will be delivered with escalating dosages of REOLYSIN® intravenously. A maximum of three cohorts will be enrolled in the REOLYSIN® dose escalation portion. The second component of the trial will immediately follow and will include the enrolment of a further 12 patients at the maximum dosage of REOLYSIN® in combination with a standard dosage of gemcitabine.
Eligible patients include those who have been diagnosed with advanced or metastatic solid tumours such as pancreatic, lung and ovarian cancers that are refractory to standard therapy or for which no curative standard therapy exists. The primary objective of the trial is to determine the MTD, DLT, recommended dose and dosing schedule and safety profile of REOLYSIN® when administered in combination with gemcitabine. Secondary objectives include the evaluation of immune response to the drug combination, the body’s response to the drug combination compared to chemotherapy alone and any evidence of anti-tumour activity.

U.S. National Cancer Institute Phase II Melanoma Clinical Trial
In the second quarter of 2007, the NCI filed a protocol with the U.S. Food and Drug Administration for a Phase II clinical trial for patients with metastatic melanoma using systemic administration of REOLYSIN®. The NCI is sponsoring the trial under our Clinical Trials Agreement that requires us to provide clinical supplies of REOLYSIN®. The trial is expected to enroll up to 47 patients with metastatic melanoma.
Pre-Clinical Trial and Collaborative Program
During the second quarter of 2007, we announced that a poster by Dr. Maureen E. Lane et al. of Cornell University, New York, entitled “In Vivo Synergy between Oncolytic Reovirus and Gemcitabine in Ras-Mutated Human HCT116 Xenografts” was presented at the American Association for Cancer Research Annual Meeting in Los Angeles, CA.
The researchers found that treatment of human colon cancer cell lines with the combination of REOLYSIN® and gemcitabine resulted in both in vitro and in vivo synergy. There was no toxicity associated with the combined treatment. Tumours treated with the combination were significantly smaller (by area and weight) than tumours in control groups or tumours treated with either agent alone. The researchers concluded that the synergistic combination of REOLYSIN® and gemcitabine is a promising therapeutic regimen for study in clinical trials.
Manufacturing and Process Development
We continued to have REOLYSIN® manufactured in order to supply our current and future clinical trial program. In the second quarter of 2007, we successfully completed initial scale up of our manufacturing process for REOLYSIN®. The process improvements and scale up to 40-litre batch size has resulted in increased total yields which are a result of advancements in the media formulation used in the primary production of REOLYSIN® and in the downstream processing steps required to generate finished product.
Intellectual Property
In the second quarter of 2007, two U.S. and one Canadian patents were issued. At the end of the second quarter of 2007, we had been issued a total of 21 U.S., six Canadian and three European patents as well as issuances in other jurisdictions. We also have other patent applications filed in the U.S., Europe and Canada and other jurisdictions.
Financial Impact
We estimated at the beginning of 2007 that our monthly cash usage would be approximately $1,400,000 for 2007. Our cash usage for the first half of 2007 was $7,618,488 from operating activities and $525,363 for the purchases of intellectual property and capital assets which is in line with our estimate. Our net loss for the first six month of 2007 was $7,792,813.
Cash Resources
We exited the second quarter of 2007 with cash resources totaling $31,533,291 (see “Liquidity and Capital Resources”).
Expected REOLYSIN® Development for the Remainder of 2007
We believe that we will commence enrollment in our third co-therapy clinical trial with docetaxel (see “Recent 2007 Progress”) and continue to enroll patients in all seven of our clinical trials in 2007. We also believe that the NCI sponsored melanoma clinical trial will receive approval to commence in 2007. We believe we will complete enrollment in our U.K. Phase Ia/Ib and Phase II combination REOLYSIN®/radiation clinical trials by the end of 2007 and complete enrollment in our chemotherapy co-therapy studies in 2008. We expect to produce REOLYSIN® in 2007 to supply our clinical trial program.

Based on our expected activity in 2007, we continue to estimate our average monthly cash usage to be $1,400,000 per month (see “Liquidity and Capital Resources”).
Recent 2007 Progress
On July 23, 2007, we commenced patient enrolment in our U.K. clinical trial to evaluate the anti-tumour effects of systemic administration of REOLYSIN® in combination with docetaxel (Taxotere®) in patients with advanced cancers including bladder, prostate, lung and upper gastro-intestinal.
The trial has two components. The first is an open-label, dose-escalating, non-randomized study of REOLYSIN® given intravenously with docetaxel every three weeks. A standard dosage of docetaxel will be delivered with escalating dosages of REOLYSIN® intravenously. A maximum of three cohorts will be enrolled in the REOLYSIN® dose escalation portion. The second component of the trial will immediately follow and will include the enrolment of a further 12 patients at the maximum dosage of REOLYSIN® in combination with a standard dosage of docetaxel.
Eligible patients include those who have been diagnosed with advanced or metastatic solid tumours such as bladder, prostate, lung or upper gastro-intestinal cancers that are refractory to standard therapy or for which no curative standard therapy exists. The primary objective of the trial is to determine the MTD, DLT, recommended dose and dosing schedule and safety profile of REOLYSIN® when administered in combination with docetaxel. Secondary objectives include the evaluation of immune response to the drug combination, the body’s response to the drug combination compared to chemotherapy alone and any evidence of anti-tumour activity.
SECOND QUARTER RESULTS OF OPERATIONS
(for the three months ended June 30, 2007 and 2006)
Net loss for the three month period ending June 30, 2007 was $3,679,582 compared to $2,987,714 for the three month period ending June 30, 2006.
Research and Development Expenses (“R&D”)

	2007	2006
	$	$

Manufacturing and related process development expenses	828,602	648,351
Clinical trial expenses	983,896	685,265
Pre-clinical trial and research collaboration expenses	331,379	235,302
Other R&D expenses	562,498	391,701

Research and development expenses	2,706,375	1,960,619

For the second quarter of 2007, R&D increased to $2,706,375 compared to $1,960,619 for the second quarter of 2006. The increase in R&D was due to the following:
Manufacturing & Related Process Development (“M&P”)

	2007	2006
	$	$

Product manufacturing expenses	774,883	124,110
Technology transfer expenses	—	273,214
Process development expenses	53,719	251,027

Manufacturing and related process development expenses	828,602	648,351

Our M&P expenses for the second quarter of 2007 increased to $828,602 compared to $648,351 for the second quarter of 2006.

In the second quarter of 2007, our production activity increased compared to the second quarter of 2006 as we completed the production runs scheduled earlier in 2007. In the second quarter of 2006, our production activity was lower as we were focused on completing manufacturing process improvements and transferring changes in our production process to our cGMP manufacturer prior to commencing new production runs. Our process development activity in the second quarter of 2007 focused on completing our 40-litre scale up studies.
Clinical Trial Program

	2007	2006
	$	$

Direct clinical trial expenses	913,360	643,786
Other clinical trial expenses	70,536	41,479

Clinical trial expenses	983,896	685,265

During the second quarter of 2007, our direct clinical trial expenses increased to $913,360 compared to $643,786 in the second quarter of 2006. In the second quarter of 2007, we incurred direct patient costs in our six actively enrolling clinical trials compared to only three enrolling clinical trial studies in the second quarter of 2006. As well in the second quarter of 2007, we incurred clinical site start up costs associated with our U.K. co-therapy and U.S. sarcoma clinical trials compared to incurring clinical site start up costs for our U.S. glioma study in the second quarter of 2006.
Pre-Clinical Trial Expenses and Research Collaborations

	2007	2006
	$	$

Research collaboration expenses	331,379	235,302
Pre-clinical trial expenses	—	—

Pre-clinical trial expenses and research collaborations	331,379	235,302

During the second quarter of 2007, our research collaboration expenses were $331,379 compared to $235,302 for the second quarter of 2006. Our research collaboration activity continues to focus on the interaction of the immune system and the reovirus, the use of the reovirus as a co-therapy with existing chemotherapeutics, the use of new RAS active viruses as potential therapeutics, and to investigate new uses of the reovirus as a therapeutic.
Other Research and Development Expenses

	2007	2006
	$	$

R&D consulting fees	50,114	31,371
R&D salaries and benefits	395,166	286,767
Other R&D expenses	117,218	73,563

Other research and development expenses	562,498	391,701

Our R&D salaries and benefits costs were $395,166 in the second quarter of 2007 compared to $286,767 in the second quarter of 2006. The increase is a result of increases in salary and staff levels along with the addition of our Vice President of Intellectual Property in 2007.
Operating Expenses

	2007	2006
	$	$

Public company related expenses	753,949	664,917
Office expenses	257,806	240,176

Operating expenses	1,011,755	905,093

During the second quarter of 2007, our public company related expenses increased to $753,949 compared to $664,917 for the second quarter of 2006. In the second quarter of 2007, we increased our investor relations activity in the United States and Europe compared to the second quarter of 2006.
Stock Based Compensation

	2007	2006
	$	$

Stock based compensation	82,573	222,376

Stock based compensation for the second quarter of 2007 was $82,573 compared to $222,376 in the second quarter of 2006. In the second quarter of 2007, we incurred stock based compensation associated with the vesting of previously granted stock options. In the second quarter of 2006, we incurred stock based compensation associated with the issue and immediate vesting of stock options to our two newly appointed directors and the vesting of previously granted options.
YEAR TO DATE RESULTS OF OPERATIONS
(for the six months ended June 30, 2007 and 2006)
Net loss for the six month period ending June 30, 2007 was $7,792,813 compared to $5,982,250 for the six month period ending June 30, 2006.
Research and Development Expenses (“R&D”)

	2007	2006
	$	$

Manufacturing and related process development expenses	2,666,795	1,491,490
Clinical trial expenses	1,705,513	1,232,033
Pre-clinical trial and research collaboration expenses	437,660	390,388
Other R&D expenses	1,114,643	763,030

Research and development expenses	5,924,611	3,876,941

For the six month period ending June 30, 2007, R&D increased to $5,924,611 compared to $3,876,941 for the six month period ending June 30, 2006. The increase in R&D was due to the following:
Manufacturing & Related Process Development (“M&P”)

	2007	2006
	$	$

Product manufacturing expenses	2,523,301	767,532
Technology transfer expenses	—	273,214
Process development expenses	143,494	450,744

Manufacturing and related process development expenses	2,666,795	1,491,490

For the six month period ending June 30, 2007, our production and vial filling activity increased compared to 2006. During the first half of 2007, we completed production runs that commenced in 2006 and initiated additional production runs to manufacture REOLYSIN® at the beginning of 2007. As well, we incurred costs associated with vial filling and packaging of these production runs.
For the six month period ending June 30, 2006, we completed the production runs that were ongoing at the end of 2005 for our Phase I trials. At the same time, our process development activity helped improve the virus yields from our manufacturing process. These improvements were then transferred to our cGMP manufacturer in the second quarter of 2006.

Our process development expenses for the six month period ending June 30, 2007 were $143,494 compared to $450,744 for the six month period ending June 30, 2006. During the six month period ending June 30, 2007, our main process development focus was on our scale up to 40-litre studies which were completed in the second quarter of 2007. During the six month period ending June 30, 2006, our process development activity included scale up studies and the validation of the fill process used in our manufacturing process.
We now expect that our overall manufacturing and related process development expenses for 2007 will be in line with 2006. We expect to complete the vial filling of our planned 2007 production runs in the third quarter of 2007. We also expect that our process development activity will begin to examine the commercial formulation of REOLYSIN®.
We are also examining ways to reduce our economic dependence resulting from having only a single cGMP manufacturer. This might include building up a level of inventory, increasing the scale of each production run, engaging another cGMP manufacturer or manufacturing REOLYSIN® ourselves. Depending on how we mitigate our risk of economic dependence our expectation of our 2007 M&P expenses may change.
Clinical Trial Program

	2007	2006
	$	$

Direct clinical trial expenses	1,596,467	1,143,420
Other clinical trial expenses	109,046	88,613

Clinical trial expenses	1,705,513	1,232,033

During the six month period ending June 30, 2007, our direct clinical trial expenses were $1,705,513 compared to $1,145,420 for the six month period ending June 30, 2006. In the first half of 2007, we incurred direct patient costs in our six ongoing clinical trials. As well, we incurred clinical site start up costs for our three co-therapy trials in the U.K. and our Phase II sarcoma clinical trial in the U.S. which were recently approved to commence. In the first half of 2006, we incurred direct patient costs in three ongoing clinical trials along with clinical site start up costs associated with our U.S. recurrent malignant glioma trial.
We expect our clinical trial expenses will continue to increase for the remainder of 2007 compared to 2006. We expect that our third U.K. co-therapy clinical trial will commence enrollment in the third quarter of 2007 increasing the number of ongoing clinical trials to seven.
Pre-Clinical Trial Expenses and Research Collaborations

	2007	2006
	$	$

Research collaboration expenses	400,530	381,738
Pre-clinical trial expenses	37,130	8,650

Pre-clinical trial expenses and research collaborations	437,660	390,388

During the six month period ending June 30, 2007, our research collaboration expenses were $400,530 compared to $381,738 for the six month period ending June 30, 2006. Our research collaboration activity continues to focus on the interaction of the immune system and the reovirus, the use of the reovirus as a co-therapy with existing chemotherapeutics, the use of new RAS active viruses as potential therapeutics, and to investigate new uses of the reovirus as a therapeutic.
During the six month period ending June 30, 2007, our pre-clinical trial expenses were $37,130 compared to $8,650 for the six month period ending June 30, 2006. The frequency of our pre-clinical trial expenses change from period to period as we move through our clinical trial program. As well, we may increase our pre-clinical activity depending on the results of our research collaborations.

For the remainder of 2007, we still expect that pre-clinical trial expenses and research collaborations will decline compared to 2006. We expect to continue with our various collaborations in order to provide support for our expanding clinical trial program. As well, we may expand our collaborative activities to include other viruses.
Other Research and Development Expenses

	2007	2006
	$	$

R&D consulting fees	141,891	64,326
R&D salaries and benefits	767,553	607,892
Quebec scientific research and experimental development refund	(15,927)	(52,344)
Other R&D expenses	221,126	143,156

Other research and development expenses	1,114,643	763,030

During the six month period ending June 30, 2007, our R&D consulting fees were $141,891 compared to $64,326 for the six month period ending 2006. In the first half of 2007, we incurred consulting activity associated with our ongoing clinical trials and assistance with our clinical trial applications. In the first half of 2006, our consulting activity related to our ongoing clinical trials.
Our R&D salaries and benefits costs were $767,553 for the first half of 2007 compared to $607,892 for the first half of 2006. The increase is a result of increases in salary and staff levels along with the addition of our Vice President of Intellectual Property in 2007.
We now expect that our other research and development expenses for the remainder of 2007 will increase compared to 2006. We expect that salaries and benefits will increase to reflect increased compensation levels and the salary and benefit costs for our Vice President of Intellectual Property. Our R&D consulting fees are expected to remain consistent with 2006. However, we may choose to engage additional consultants to assist us in the development of protocols and regulatory filings for our additional combination therapy and phase II clinical trial studies, possibly causing our R&D consulting expenses to increase.
Operating Expenses

	2007	2006
	$	$

Public company related expenses	1,335,826	1,499,636
Office expenses	582,646	523,393

Operating expenses	1,918,472	2,023,029

During the six month period ending June 30, 2007, our public company related expenses were $1,335,826 compared to $1,499,636 for the six month period ending June 30, 2006. In the first half of 2007, our financial advisory expenses decreased compared to the first half of 2006. This decrease was offset by an increase in expenses associated with our investor relations activity in the U.S. and Europe and professional fees during the six month period ending June 30, 2007 compared to 2006.
In the first half of 2007, our office expenses were $582,646 compared to $523,393 in the first half of 2006. Our office expense activity has remained consistent in 2007 to date compared to 2006 with increases mainly due to increased compensation levels and a general increase in office costs.
Stock Based Compensation

	2007	2006
	$	$

Stock based compensation	103,969	259,209

Stock based compensation for the six month period ending June 30, 2007 was $103,969 compared to $259,209 for the six month period ending June 30, 2006. In the first half of 2007, we incurred stock based compensation associated with the vesting of options granted previously. In the first half of 2006, we incurred stock based compensation associated with the issue and immediate vesting of stock options to our two newly appointed directors and the vesting of previously granted options.
Commitments
As at June 30, 2007, we are committed to payments totaling $1,021,000 during the remainder of 2007 for activities related to clinical trial activity and collaborations. All of these committed payments are considered to be part of our normal course of business.
SUMMARY OF QUARTERLY RESULTS
The following unaudited quarterly information is presented in thousands of dollars except for per share amounts:

	2007		2006				2005
	June	March	Dec.	Sept.	June	March	Dec.	Sept.
Revenue	—	—	—	—	—	—	—	—
Interest income	359	268	286	320	335	292	160	211
Net loss(3),	3,680	4,156	4,890	3,425	2,988	2,995	3,941	3,510
Basic and diluted loss per common share(3)	$0.09	$0.11	$0.13	$0.09	$0.08	$0.08	$0.12	$0.11
Total assets(1), (4)	37,670	41,775	33,566	37,980	40,828	43,660	46,294	34,538
Total cash(2), (4)	31,533	35,681	27,614	31,495	34,501	37,687	40,406	28,206
Total long-term debt(5)	—	—	150	150	150	150	150	150
Cash dividends declared(6)	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil

(1)	Subsequent to the acquisition of Oncolytics Biotech Inc. by SYNSORB in April 1999, we applied push down accounting. See note 2 to the audited financial statements for 2006.

(2)	Included in total cash are cash and cash equivalents plus short-term investments.

(3)	Included in net loss and loss per common share between June 2007 and July 2005 are quarterly stock based compensation expenses of $82,573, $21,396, $109,670, $34,671, $222,376, $36,833, $38,152, and $4,173, respectively.

(4)	We issued 4,600,000 common shares for net cash proceeds of $12,063,394 during 2007 (2006 – 284,000 common shares for cash proceeds of $241,400; 2005 – 4,321,252 common shares for cash proceeds of $18,789,596).

(5)	The long-term debt recorded represents repayable loans from the Alberta Heritage Foundation. On January 1, 2007, in conjunction with the adoption of the CICA Handbook section 3855 “Financial Instruments”, this loan was recorded at fair value (see note 1 of the June 30, 2007 interim financial statements).

(6)	We have not declared or paid any dividends since incorporation.
LIQUIDITY AND CAPITAL RESOURCES
Liquidity
As at June 30, 2007, we had cash and cash equivalents (including short-term investments) and working capital positions of $31,533,291 and $30,002,209, respectively compared to $27,613,748 and $25,719,870, respectively for December 31, 2006. The increase in 2007 reflects the cash inflow from financing activities of $12,063,394 offset by cash usage from operating activities and additions to our intellectual property of $7,618,488 and $487,058, respectively.
We desire to maintain adequate cash and short-term investment reserves to support our planned activities which include our clinical trial program, product manufacturing, administrative costs, and our intellectual property expansion and protection. For the remainder of 2007, we are expecting to commence patient enrollment in our third co-therapy trial and to continue to enroll patients in our existing trials throughout 2007. We also expect to continue to expand our clinical trial program. As well, we expect to continue with our collaborative studies pursuing support for our future clinical trial program. We will therefore need to ensure that we have enough REOLYSIN® to supply our clinical trial and collaborative programs. We continue to expect our cash usage in 2007 to be $1,400,000 per month and we believe our existing capital resources are adequate to fund our current plans for research and development activities well into 2009. Factors that will affect our anticipated monthly burn rate include, but are not limited to, the number of manufacturing runs required to supply our clinical trial program and the cost of each run, additional activities reducing our economic dependence on a single supplier, the number of clinical trials ultimately approved, the timing of patient enrollment in the approved clinical trials, the actual costs incurred to support each clinical trial, the number of treatments each patient will receive, the timing of the NCI’s R&D activity, and the level of pre-clinical activity undertaken.
In the event that we choose to seek additional capital, we will look to fund additional capital requirements primarily through the issue of additional equity. We recognize the challenges and uncertainty inherent in the capital markets and the potential difficulties we might face in raising additional capital. Market prices and market demand for securities in biotechnology companies are volatile and there are no assurances that we will have the ability to raise funds when required.
Capital Expenditures
We spent $487,058 on intellectual property in the first half of 2007 compared to $365,036 in the first half of 2006. The change in intellectual property expenditures reflects the timing of filing costs associated with our expanded patent base. As well, we have benefited from a stronger Canadian dollar as our patent costs are typically incurred in U.S. currency. In the second quarter of 2007, two U.S. patents and one Canadian patent were issued bringing our total patents issued to 21 in the U.S., six in Canada and three in Europe.
Investing Activities
Under our Investment Policy, we are permitted to invest in short-term instruments with a rating no less than R-1 (DBRS) with terms less than two years. We have $24,356,007 invested under this policy and we are currently earning interest at an effective rate of 4.14% (2006 – 3.86%).
OTHER MD&A REQUIREMENTS
We have 41,120,748 common shares outstanding at July 26, 2007. If all of our warrants (4,972,000) and options (3,497,950) were exercised we would have 49,590,698 common shares outstanding.
Additional information relating to Oncolytics Biotech Inc. is available on SEDAR at www.sedar.com.

Oncolytics Biotech Inc.
BALANCE SHEETS
(unaudited)
As at,

	June 30,	December 31,
	2007	2006
	$	$

ASSETS
Current
Cash and cash equivalents	6,923,889	3,491,511
Short-term investments [note 7]	24,609,402	24,122,237
Accounts receivable	46,717	84,003
Prepaid expenses	798,191	638,540

	32,378,199	28,336,291

Property and equipment	168,037	149,596

Intellectual property	5,153,575	5,079,805

	37,699,811	33,565,692

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	2,375,990	2,616,421

Alberta Heritage Foundation loan [notes 1 and 8]	—	150,000

Shareholders’ equity
Share capital [note 2] Authorized: unlimited number of common shares Issued: 41,120,748 (December 31, 2006 – 36,520,748)	92,708,665	83,083,271
Warrants [note 2]	6,654,740	4,216,740
Contributed surplus [note 4]	8,633,295	8,529,326
Deficit [notes 1 and 5]	(72,672,879)	(65,030,066)

	35,323,821	30,799,271

	37,699,811	33,565,692

See accompanying notes

Oncolytics Biotech Inc.
STATEMENTS OF LOSS AND COMPREHENSIVE LOSS
(unaudited)

					Cumulative
	Six Month	Six Month	Three Month	Three Month	from inception
	Period	Period	Period	Period	on April 2,
	Ending June	Ending June	Ending June	Ending June	1998 to June
	30, 2007	30, 2006	30, 2007	30, 2006	30, 2007
	$	$	$	$	$

Revenue
Rights revenue	—	—	—	—	310,000

	—	—	—	—	310,000

Expenses
Research and development	5,924,611	3,876,941	2,706,375	1,960,619	49,145,805
Operating	1,918,472	2,023,029	1,011,755	905,093	18,689,053
Stock based compensation [note 3]	103,969	259,209	82,573	222,376	4,269,618
Foreign exchange loss/gain	(16,088)	(7,832)	(10,855)	2,219	632,760
Amortization – intellectual property	469,588	427,119	238,596	216,679	4,506,422
Amortization – property and equipment	19,864	30,694	10,009	15,416	427,547

	8,420,416	6,609,160	4,038,453	3,322,402	77,671,205

Loss before the following:	8,420,416	6,609,160	4,038,453	3,322,402	77,361,205

Interest income	(627,603)	(626,910)	(358,871)	(334,688)	(5,430,608)

Gain on sale of BCY LifeSciences Inc.	—	—	—	—	(299,403)

Loss on sale of Transition Therapeutics Inc.	—	—	—	—	2,156,685

Loss before taxes	7,792,813	5,982,250	3,679,582	2,987,714	73,787,879

Future income tax recovery	—	—	—	—	(1,115,000)

Net loss and comprehensive loss for the period	7,792,813	5,982,250	3,679,582	2,987,714	72,672,879

Basic and diluted loss per share	0.20	0.16	0.09	0.08

Weighted average number of shares (basic and diluted)	39,701,859	36,250,836	41,120,748	36,264,770

See accompanying notes

Oncolytics Biotech Inc.
STATEMENTS OF CASH FLOWS
(unaudited)

					Cumulative
			Three Month	Three Month	from inception
	Six Month	Six Month	Period	Period	on April 2,
	Period Ending	Period Ending	Ending June	Ending June	1998 to June
	June 30, 2007	June 30,2006	30, 2007	30, 2006	30, 2007
	$	$	$	$	$

OPERATING ACTIVITIES
Net loss for the period	(7,792,813)	(5,982,250)	(3,679,582)	(2,987,714)	(72,672,879)
Deduct non-cash items
Amortization – intellectual property	469,588	427,119	238,596	216,679	4,506,422
Amortization – property and equipment	19,864	30,694	10,009	15,416	427,547
Stock based compensation	103,969	259,209	82,573	222,376	4,269,618
Other non-cash items [note 6]	—	—	—	—	1,383,537
Net changes in non-cash working capital [note 6]	(419,096)	(296,360)	(522,374)	(567,132)	1,485,825

	(7,618,488)	(5,561,588)	(3,870,778)	(3,100,375)	(60,599,930)

INVESTING ACTIVITIES
Intellectual property	(487,058)	(365,036)	(268,881)	(134,088)	(5,986,338)
Other capital assets	(38,305)	(21,048)	(3,558)	6,333	(661,653)
Purchase of short-term investments	(487,165)	(539,878)	(253,395)	(290,435)	(48,606,632)
Redemption of short-term investments	—	10,158,000	—	4,258,000	23,578,746
Investment in BCY LifeSciences Inc.	—	—	—	—	464,602
Investment in Transition Therapeutics Inc.	—	—	—	—	2,532,343

	(1,012,528)	9,232,038	(525,834)	3,839,810	(28,678,932)

FINANCING ACTIVITIES
Proceeds from exercise of warrants and stock options	—	42,500	—	42,500	15,208,468
Proceeds from private placements	—	—	—	—	38,137,385
Proceeds from public offerings [note 2]	12,063,394	—	(4,778)	—	42,856,898

	12,063,394	42,500	(4,778)	42,500	96,202,751

Increase (decrease) in cash and cash equivalents during the period	3,432,378	3,712,950	4,401,390	781,935	6,923,889

Cash and cash equivalents, beginning of the period	3,491,511	3,511,357	11,325,279	6,442,372	—

Cash and cash equivalents, end of the period	6,923,889	7,224,307	6,923,889	7,224,307	6,923,889

See accompanying notes

Oncolytics Biotech Inc.
NOTES TO FINANCIAL STATEMENTS
June 30, 2007 (unaudited)
1. ACCOUNTING POLICIES
These unaudited interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles. The notes presented in these unaudited interim financial statements include only significant events and transactions occurring since the Company’s last fiscal year end and are not fully inclusive of all matters required to be disclosed in the Company’s annual audited financial statements. Accordingly, these unaudited interim financial statements should be read in conjunction with the Company’s most recent annual financial statements. The information as at and for the year ended December 31, 2006 has been derived from the Company’s audited financial statements.
The accounting policies used in the preparation of these unaudited interim financial statements conform with those used in the Company’s most recent annual financial statements except the following:
Adoption of New Accounting Policy
Financial Instruments
On January 1, 2007, the Company prospectively adopted, without restatement, CICA Handbook section 3855 “Financial Instruments – Recognition and Measurement” and section 1530 “Other Comprehensive Income”. Pursuant to the transitional provisions of Section 3855, the Company classified its short-term investments as held-to-maturity fixed income securities and recorded its Alberta Heritage Foundation interest free loan at fair value. As a result, there were no adjustments made to short-term investments or other comprehensive income and there was a decrease in the Alberta Heritage Foundation loan of $150,000 with a corresponding decrease of $150,000 in the Company’s deficit.
Financial Assets
Financial assets are comprised of cash and cash equivalents, accounts receivable (mainly goods and service tax receivable), and short-term investments.
Cash and cash equivalents
Cash and cash equivalents consist of cash on hand and interest bearing deposits with the Company’s bank.
Short-term investments
The Company determines the appropriate classification of its short-term investments at the time of purchase and reevaluates such designation as of each balance sheet date. Short-term investments can be classified as held-for-trading, available-for-sale or held-to-maturity. Currently, the Company has classified all of its short-term investments as held-to-maturity as it has the positive intent and ability to hold the securities to maturity. Held-to-maturity securities are stated at original cost, adjusted for amortization of premiums and accretion of discounts to maturity computed under the effective interest rate method. Such amortization and interest on securities classified as held-to-maturity are included in interest income.
Financial Liabilities
Financial liabilities are comprised of trade accounts payable and accrued liabilities.

Oncolytics Biotech Inc.
NOTES TO FINANCIAL STATEMENTS
June 30, 2007 (unaudited)
2. SHARE CAPITAL
Authorized:
Unlimited number of common shares

Issued:	Shares		Warrants
		Amount		Amount
	Number	$	Number	$

Balance, December 31, 2005	36,236,748	82,841,871	2,784,800	4,429,932

Exercise of options	284,000	241,400	—	—

Expired warrants	—	—	(112,800)	(213,192)

Balance, December 31, 2006	36,520,748	83,083,271	2,672,000	4,216,740

Issued for cash pursuant to February 22, 2007 public offering (a)	4,600,000	11,362,000	2,300,000	2,438,000

Share issue costs		(1,736,606)	—	—

Balance, June 30, 2007	41,120,748	92,708,665	4,972,000	6,654,740

(a)	Pursuant to a public offering, 4,600,000 units were issued at an issue price of $3.00 per unit for gross proceeds of $13,800,000. Each unit included one common share (ascribed value of $2.47) and one-half of one common share purchase warrant (ascribed value of $0.53) for a total of 2,300,000 warrants. The ascribed value was determined using the relative fair value method. Each whole common share purchase warrant entitles the holder to acquire one common share in the capital of the Company upon payment of $3.50 per share until February 22, 2010. Share issue costs for this offering were $1,736,606.
The following table summarizes the weighted average assumptions used in the Black Scholes Model with respect to the valuation of warrants:

2007

Risk-free interest rate	4.08%
Expected hold period to exercise	3 years
Volatility in the price of the Company’s shares	62.8%
Dividend yield	—

There were no warrants issued during the six month period ending June 30, 2006.

Oncolytics Biotech Inc.
NOTES TO FINANCIAL STATEMENTS
June 30, 2007 (unaudited)
The following table summarizes the Company’s outstanding warrants as at June 30, 2007:

						Weighted
						Average
	Outstanding,	Granted	Exercised	Expired		Remaining
Exercise	Beginning of	During the	During the	During the	Outstanding,	Contractual
Price	the Period	Period	Period	Period	End of Period	Life (years)

$3.50	—	2,300,000	—	—	2,300,000	2.65

$5.65	320,000	—	—	—	320,000	1.50

$6.15	1,600,000	—	—	—	1,600,000	1.50

$8.00	752,000	—	—	—	752,000	0.40

	2,672,000	2,300,000	—	—	4,972,000	1.87

3. STOCK BASED COMPENSATION
Stock Option Plan
The Company has issued stock options to acquire common stock through its stock option plan of which the following are outstanding:

	2007		2006
		Weighted		Weighted
		Average		Average
	Stock	Share Price	Stock	Share Price
	Options	$	Options	$
Outstanding, January 1	3,537,950	4.88	3,634,550	4.66
Granted during period	100,000	3.28	100,000	3.85
Exercised during period	—	—	(50,000)	0.85

Outstanding, June 30	3,637,950	4.84	3,684,550	4.69

Options exercisable, June 30, 2007	3,380,450	4.96	3,452,050	4.79

Oncolytics Biotech Inc.
NOTES TO FINANCIAL STATEMENTS
June 30, 2007 (unaudited)
The following table summarizes information about the stock options outstanding and exercisable at June 30, 2007:

		Weighted	Weighted		Weighted
		Average	Average		Average
		Remaining	Exercise		Exercise
Range of Exercise	Number	Contractual	Price	Number	Price
Prices	Outstanding	Life (years)	$	Exercisable	$

$0.75 - $1.00	348,550	2.3	0.85	348,550	0.85
$1.65 - $2.37	368,400	6.4	1.95	348,400	1.95
$2.70 - $3.50	828,750	6.9	3.15	603,750	3.13
$4.00 - $5.00	1,240,750	7.3	4.86	1,228,250	4.86
$6.77 - $9.76	708,500	4.7	8.66	708,500	8.66
$12.15 - $13.50	143,000	3.3	12.63	143,000	12.63

	3,637,950	6.0	4.84	3,380,450	4.96

Options granted vest immediately or annually over one, three or four years at the discretion of the Board. The outstanding options vest annually or after the completion of certain milestones. The Company has reserved 4,052,075 common shares for issuance relating to outstanding stock options.
As the Company is following the fair value based method of accounting for stock options, the Company recorded compensation expense of $82,573 and $103,969 for the three and six month periods ending June 30, 2007, respectively (June 30, 2006 $222,376 and $259,209, respectively) with respect to the granting of options in the period and vesting of options issued in prior periods with an offsetting credit to contributed surplus.
The estimated fair value of stock options issued during the six month period ending June 30, 2007 was determined using the Black-Scholes model using the following weighted average assumptions and fair value of options:

	2007	2006

Risk-free interest rate	4.11%	4.24%
Expected hold period to exercise	3.5 years	3.5 years
Volatility in the price of the Company’s shares	63%	64%
Dividend yield	Zero	Zero
Weighted average fair value of options	$1.56	$1.86

4. CONTRIBUTED SURPLUS

Amount
$

Balance, December 31, 2005	7,912,584

Expired warrants	213,192

Stock based compensation	403,550

Exercise of stock options	—

Balance, December 31, 2006	8,529,326

Stock based compensation	103,969

Balance, June 30, 2007	8,633,295

Oncolytics Biotech Inc.
NOTES TO FINANCIAL STATEMENTS
June 30, 2007 (unaudited)
5. DEFICIT

Amount
$

Balance, December 31, 2005	50,732,542

Net loss for the year	14,297,524

Balance, December 31, 2006	65,030,066

Adjustment – Alberta Heritage Foundation loan [note 1]	(150,000)

Net loss and comprehensive loss, June 30, 2007	7,792,813

Balance, June 30, 2007	72,672,879

6. ADDITIONAL CASH FLOW DISCLOSURE
Net Change In Non-Cash Working Capital
For the periods ending:

	Six	Six	Three	Three
	Month	Month	Month	Month	Cumulative
	Period	Period	Period	Period	from inception
	Ending	Ending	Ending	Ending	on April 2,
	June 30,	June 30,	June 30,	June 30,	1998 to June
	2007	2006	2007	2006	30, 2007
	$	$	$	$	$

Change in:
Accounts receivable	37,286	(6,757)	4,231	63,164	(46,717)
Prepaid expenses	(159,651)	(457,410)	(16,234)	(470,182)	(798,191)
Accounts payable and accrued liabilities	(240,431)	214,240	(473,371)	(109,214)	2,375,990

Change in non-cash working capital	(362,796)	(249,927)	(485,374)	(516,232)	1,531,082
Less portion related to investing activities	(56,300)	(46,433)	(37,000)	(50,900)	45,257

Net change associated with operating activities	(419,096)	(296,360)	(522,374)	(567,132)	1,485,825

Other Non-Cash Items

			Three	Three	Cumulative
	Six Month	Six Month	Month	Month	from
	Period	Period	Period	Period	inception on
	Ending	Ending	Ending	Ending	April 2, 1998
	June 30,	June 30,	June 30,	June 30,	to June 30,
	2007	2006	2007	2006	2007
	$	$	$	$	$

Foreign exchange loss	—	—	—	—	425,186
Donation of medical equipment	—	—	—	—	66,069
Loss on sale of Transition Therapeutics Inc.	—	—	—	—	2,156,685
Gain on sale of BCY LifeSciences Inc.	—	—	—	—	(299,403)
Cancellation of contingent payment obligation settled in common shares	—	—	—	—	150,000
Future income tax recovery	—	—	—	—	(1,115,000)

	—	—	—	—	1,383,537

Oncolytics Biotech Inc.
NOTES TO FINANCIAL STATEMENTS
June 30, 2007 (unaudited)
7. SHORT-TERM INVESTMENTS
Short-term investments, mainly consisting of government of Canada treasury bills, are liquid investments that are readily convertible to known amounts of cash and are subject to an insignificant risk of changes in value. The objectives for holding short-term investments are to invest the Company’s excess cash resources in investment vehicles that provide a better rate of return compared to the Company’s interest bearing bank account with limited risk to the principal invested. The Company also intends to match the maturities of these short-term investments with the cash requirements of the Company’s activities.

					Effective
	Original	Accrued	Carrying	Fair	Interest
	Cost	Interest	Value	Value	Rate

June 30, 2007
Short-term investments	24,287,868	321,534	24,609,402	24,574,467	4.14%

December 31, 2006
Short-term investments	23,672,719	449,518	24,122,237	24,124,810	3.95%

Fair value is determined by using published market prices provided by the Company’s investment advisor.
8. ALBERTA HERITAGE LOAN
The Company received an interest free loan of $150,000 from the Alberta Heritage Foundation for Medical Research. Pursuant to the terms of the agreement, the Company is required to repay this amount in annual installments from the date of commencement of sales in an amount equal to the lesser of: (a) 5% of the gross sales generated by the Company; or (b) $15,000 per annum until the entire loan has been paid in full.
9. COMPARATIVE FIGURES
Certain comparative figures have been reclassified to conform with the current period’s presentation.
About Oncolytics Biotech Inc.
Oncolytics is a Calgary-based biotechnology company focused on the development of oncolytic viruses as potential cancer therapeutics. Oncolytics’ clinical program includes a variety of Phase I and Phase II human trials using REOLYSIN®, its proprietary formulation of the human reovirus, alone and in combination with radiation or chemotherapy. For further information about Oncolytics, please visit www.oncolyticsbiotech.com.
FOR FURTHER INFORMATION PLEASE CONTACT:

Oncolytics Biotech Inc.	The Equicom Group	The Investor Relations Group
Cathy Ward	Nick Hurst	Erika Moran
210, 1167 Kensington Cr NW	325, 300 5th Ave. SW	11 Stone St, 3rd Floor
Calgary, Alberta T2N 1X7	Calgary, Alberta T2P 3C4	New York, NY 10004
Tel: 403.670.7377	Tel: 403.538.4845	Tel: 212.825.3210
Fax: 403.283.0858	Fax: 403.237-6916	Fax: 212.825.3229
cathy.ward@oncolytics.ca	nhurst@equicomgroup.com	emoran@investorrelationsgroup.com